Filed by McKinley Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: McKinley Acquisition Corporation
Commission File No. 001-42799

On August 26, 2026, Space-Eyes, Inc. issued the following press release:

Space-Eyes Expands Defense and Maritime Capabilities with Exclusive Option to Acquire KMS Solutions, a Leading U.S. Navy Engineering Services Provider

Proposed acquisition would combine Space-Eyes’ AI-driven defense and geospatial technologies with KMS Solutions’ established Navy engineering, lifecycle support and mission expertise, creating a stronger platform for long-term growth across defense markets.

Highlights:

●	Established Navy engineering platform: KMS brings decades of experience supporting U.S. Navy programs, with deep knowledge of Navy systems, engineering environments, mission requirements and acquisition processes, capabilities that can help the combined organization identify and pursue opportunities where Space-Eyes technologies address validated mission needs.

●	Complementary technology and mission expertise: Space-Eyes’ capabilities in AI, geospatial intelligence, sensor integration and counter-drone technology complement KMS’ engineering and lifecycle-support expertise, creating opportunities to develop and pursue integrated solutions for emerging defense and force-protection requirements.

●	Recurring services foundation with technology growth potential: KMS’ multi-year engineering and sustainment work provides an established base of mission-critical services and customer relationships. Combined with Space-Eyes’ technology portfolio, the companies believe this foundation can support new opportunities and broader long-term growth while preserving the disciplined acquisition processes required by U.S. government customers.

Miami, Florida, August 26, 2026 – Space-Eyes, Inc. (“Space-Eyes”), a provider of next-generation geospatial intelligence and AI-enabled technologies for defense, security and enterprise operations worldwide, announced today that it has entered into a purchase option agreement providing Space-Eyes the exclusive right to acquire 100% of KMS Solutions, LLC (“KMS”).

KMS is an ISO 9001:2015-certified systems engineering services company specializing in Navy in-service and developmental systems, components and payloads and providing cradle-to-grave engineering and lifecycle support for the U.S. Navy.

“Space-Eyes has spent several years building an AI-driven technology platform designed to help customers detect, understand and respond to increasingly complex threats,” said Capt. Jatin Bains, CEO and founder of Space-Eyes. “KMS would add highly complementary capabilities: decades of Navy engineering experience, mission knowledge and lifecycle-support expertise. We believe the combination with KMS will create a stronger defense technology platform bringing together innovative software and AI capabilities with the engineering discipline and operational understanding required to address real-world defense requirements. Importantly, KMS will give us experienced people who understand the Navy environment and can help us identify where our technologies may solve genuine mission problems and how those opportunities should appropriately be pursued.”

“KMS has built its reputation by understanding our customers’ missions and delivering engineering solutions with consistency, technical rigor and integrity,” said JP Heatherington, Chief Executive Officer of KMS. “We see considerable potential in combining that experience with Space-Eyes’ emerging technology capabilities. The opportunity is not about circumventing established acquisition processes; it is about bringing together complementary capabilities that can help us identify and solve increasingly complex mission challenges for our customers.”

The proposed acquisition represents a strategic expansion of Space-Eyes’ defense capabilities. KMS contributes an established engineering organization, experienced technical personnel, Navy mission knowledge and recurring engineering and sustainment activities. Space-Eyes contributes an expanding portfolio of AI-enabled geospatial, sensor-fusion and counter-drone technologies.

Together, the companies believe these capabilities can create a broader platform from which to pursue opportunities across maritime awareness, force protection and other defense missions while continuing to support KMS’ existing customers and contractual commitments. Both companies have already successfully teamed up for selection to receive a Participant Basic Agreement (PBA) to be included as a participant within the Next Generation Undersea Security Initiative (NG-USI) consortium. Strategic Systems Program (SSP) has announced that the NG-USI shall rapidly and efficiently carry out the development of prototype solutions that sustain and expand strategic superiority within broadly stated submersible operations focus areas of interest.

Under the terms of the option agreement, Space-Eyes may exercise its option to acquire KMS through December 31, 2026, subject to the completion of its proposed business combination with McKinley Acquisition Corporation (“McKinley”), and the effectiveness of the related registration statement. Financial details were not disclosed. KMS will continue to operate its business in the ordinary course while the parties evaluate and, if applicable, pursue the transaction. The option agreement is tied to the completion of Space-Eyes’ planned business combination with McKinley and the execution of a definitive acquisition agreement and other mutually satisfactory documentation with terms and conditions customary for acquisitions of this kind.

Space-Eyes delivers AI-powered, sensor-agnostic counter-drone solutions that detect, track, identify, and mitigate unauthorized drones across military, government, and critical infrastructure environments. Built on its proprietary CATE AI platform, the company integrates radar, RF, EO/IR, and satellite data into a unified operational picture while leveraging customers' existing sensor networks.

The same AI platform powers Space-Eyes' broader geospatial intelligence offerings, providing real-time awareness across land, sea, and air. With applications spanning counter-drone operations, maritime monitoring, wildfire detection, and satellite command and control, Space-Eyes is expanding into larger-scale production programs and growing its presence with government and enterprise customers.

On July 30, 2026, Space-Eyes and McKinley entered into a definitive business combination agreement. The proposed transaction was unanimously approved by the boards of directors of both Space-Eyes and McKinley and is expected to close in the fourth quarter of 2026, subject to customary closing conditions, including regulatory and shareholder approval. Upon closing, the combined company will be named Space-Eyes, Inc., and its common stock is expected to be listed on The Nasdaq Stock Market LLC (“Nasdaq”) and trade under the ticker symbol “CUAS”, subject to approval by Nasdaq.

About Space-Eyes

Space-Eyes is a U.S. geospatial intelligence and technology company delivering space-driven awareness for high-stakes environments through advanced analytics and multi-sensor integration. The company develops data-driven systems that prioritize accuracy, integrity, and operational usefulness to support decision-makers. Its work spans maritime operations, disaster monitoring, and defense and security missions. With continued investment in analytics, sensor fusion, and space-layer infrastructure, Space-Eyes is building intelligence systems designed for scale, reliability, and mission impact.

About KMS

KMS Solutions, LLC, founded in 2005, is a premier systems engineering services company specializing in Navy in-service and developmental systems, components and payloads. KMS provides cradle-to-grave engineering and lifecycle support for the nation’s submarine force. www.kmssol.com

About McKinley

McKinley Acquisition Corporation is a special purpose acquisition company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Cautionary Statement Regarding Forward-Looking Information

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between McKinley and Space-Eyes, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of McKinley and/or Space-Eyes’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of McKinley and Space-Eyes. These statements are subject to a number of risks and uncertainties regarding Space-Eyes’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by McKinley’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Space-Eyes or McKinley for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Space-Eyes’ business and the timing of expected business milestones; the effects of competition on Space-Eyes’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the "SEC"). The foregoing list of risk factors is not exhaustive. There may be additional risks that Space-Eyes and McKinley presently do not know or that Space-Eyes and McKinley currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Space-Eyes’ and/or McKinley’s expectations, plans or forecasts of future events and views as of the date of this communication. Space-Eyes and McKinley anticipate that subsequent events and developments will cause their assessments to change. However, while Space-Eyes and/or McKinley may elect to update these forward-looking statements in the future, Space-Eyes and McKinley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Space-Eyes’ or McKinley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the proposed business combination, McKinley and Space-Eyes have prepared and filed with the SEC a registration statement on Form S-4 (the Registration Statement”), which includes a preliminary proxy statement/prospectus. When available, McKinley will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that McKinley or Space-Eyes may file with the SEC or send to shareholders in connection with the proposed business combination. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov. Copies may also be obtained by directing a written request to McKinley Acquisition Corp., 75 Second Ave., Suite 605, Needham, MA 02494.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of McKinley as of a record date to be established for voting on the business combination. Shareholders of McKinley will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov

Participants in the Solicitation

McKinley and its directors, executive officers, and other members of management, and consultants may, under SEC rules, be deemed to be participants in the solicitation of proxies from McKinley’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in McKinley is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance” of McKinley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants are contained in the Registration Statement.

Space-Eyes, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of McKinley’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are included in the Registration Statement.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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